EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      We consent to the incorporation by reference in Registration Statements No. 333-105311, 333-14971, 333-26219, 333-50816, and 333-61835 on Form S-8 of our reports dated March 16, 2006, relating to the consolidated financial statements and financial statement schedule of United Auto Group, Inc. and subsidiaries (the “Company”) (which reports express an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in accounting for certain consideration received from vendors to conform with Emerging Issues Task Force Issue 02-16 in 2003 and to the accompanying 2004 and 2003 consolidated statements of cash flows that have been restated) and management’s reports on the effectiveness of internal control over financial reporting appearing in this Annual Report on Form 10-K of United Auto Group, Inc. for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP
New York, New York
March 16, 2006